FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of APRIL, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    April 23, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                       [HILTON PETROLEUM LTD. LETTERHEAD]

                              MICA PROSPECT UPDATE


BAKERSFIELD,  CA - APRIL 23, 2001 -- Hilton  Petroleum Ltd. (CDNX:  HTP / OTCBB:
HTPTF), operator of the Mica prospect announced today that after logging the Mica 1-17, it has been determined that the well is outside the channel limits. The well has been suspended for possible future sidetracking.

Hilton Chairman and CEO, Don Busby, says " We feel that the prospect is still viable and that the economics support the Mica 1-17 and a second well. However, the bottom hole location needs to be shifted by approximately 1,500 feet. All indications during drilling support that the faults are showing signs of having sealing capability."

The Mica well represents approximately a $150,000 expenditure to Hilton.

The Mica Prospect, is one of five prospects scheduled for drilling in 2001 that are outside of the East Lost Hills and the Greater San Joaquin Basin Joint Venture. Sequoia, the next prospect in the 2001 drilling program, is expected to spud by the end of April.

Hilton, as the operator, holds a 23.33% working interest in the five prospects. Public Company partners with Hilton Petroleum in the Mica Prospect are Trimark Oil & Gas Ltd. (CDNX: TMK / OTCBB: TOGSF) and Westone Ventures Inc. (CDNX: WTV).

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. The company's headquarters is in Vancouver, BC Canada, with a U.S. field office in Bakersfield, CA. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB:
HTPTF). Additional information about Hilton can be found at its Internet Web site: WWW.HILTONPETROLEUM.COM; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the United States at 1-888-948-0075 or hilton@mdcgroup.com.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.